Exhibit 99.2

Report of Voting Results for 2020 Annual Meeting of Shareholders

TORONTO, June 4, 2020 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held virtually on June 3, 2020. The matters set out below are described in greater detail in the management proxy circular dated April 17, 2020. The votes were conducted by ballot.

1.	Election of Directors

12 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	435,895,384	98.94%	4,662,432	1.06%
Steve Hasker	437,303,286	99.26%	3,254,118	0.74%
Kirk E. Arnold	433,610,790	98.42%	6,946,634	1.58%
David W. Binet	411,656,085	93.44%	28,901,388	6.56%
W. Edmund Clark, C.M.	408,680,562	92.76%	31,876,724	7.24%
Michael E. Daniels	418,211,730	94.93%	22,345,204	5.07%
Kirk Koenigsbauer	440,068,651	99.89%	488,275	0.11%
Vance K. Opperman	414,377,329	94.06%	26,179,585	5.94%
Kim M. Rivera	439,755,753	99.82%	799,472	0.18%
Barry Salzberg	427,554,657	97.05%	12,999,042	2.95%
Peter J. Thomson	420,676,362	95.49%	19,877,501	4.51%
Wulf von Schimmelmann	433,009,133	98.29%	7,544,489	1.71%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
447,803,557	99.79%	935,072	0.21%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against
425,134,754	96.50%	15,420,606	3.50%

4.	Shareholder proposal

The shareholder proposal set out in Appendix B of the management proxy circular was not approved.

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
33,278,242	7.56%	406,953,841	92.44%	322,728

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.